SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 8)

CVSL Inc.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

12665T 10 7

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 252,807,363 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 252,807,363 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 259,557,363 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 53.2% (3)

(14)	Type of Reporting Person PN

(1) Rochon Capital Partners, Ltd. owns 252,807,363 of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these 252,807,363 shares.  Pursuant to a voting agreement between Rochon Capital Partners, Ltd. and The Tamala L. Longaberger Revocable Trust, Rochon Capital Partners, Ltd. has the right, until March 18, 2018, to vote all of the shares held by The Tamala L. Longaberger Revocable Trust.  As reported in a Schedule 13D filed by the trustee of The Tamala L. Longaberger Revocable Trust on June 21, 2013, as of June 14, 2013, The Tamala L. Longaberger Revocable Trust owns 32,500,000 shares.  These 32,500,000 shares are not included in the calculations set forth above.

(2)  Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  The reported shares do not include the 32,500,000 shares subject to the voting agreement described in note (1) above.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage of the 259,557,363 shares calculated based on 488,186,056 shares of Common Stock outstanding as of March 31, 2014.  See the first paragraph of Item 5(a) for further information regarding the calculation of ownership percentages reported in this statement.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 253,557,363 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 253,557,363 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 259,557,363 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 53.2% (3)

(14)	Type of Reporting Person CO

(1) 750,000 of these shares are held directly by John Rochon Management, Inc., and Rochon Capital Partners, Ltd. owns 252,807,363 of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.  Pursuant to a voting agreement between Rochon Capital Partners, Ltd. and The Tamala L. Longaberger Revocable Trust, Rochon Capital Partners, Ltd. has the right, until March 18, 2018, to vote all of the shares held by The Tamala L. Longaberger Revocable Trust.  As reported in a Schedule 13D filed by the trustee of The Tamala L. Longaberger Revocable Trust on June 21, 2013, as of June 14, 2013, The Tamala L. Longaberger Revocable Trust owns 32,500,000 shares.  These 32,500,000 shares are not included in the calculations set forth above.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  The reported shares do not include the 32,500,000 shares subject to the voting agreement described in note (1) above.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage of the 259,557,363 shares calculated based on 488,186,056 shares of Common Stock outstanding as of March 31, 2014.  See the first paragraph of Item 5(a) for further information regarding the calculation of ownership percentages reported in this statement.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 253,557,363 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 253,557,363 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 259,557,363 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 53.2% (3)

(14)	Type of Reporting Person IN

(1) 750,000 shares of these shares are owned directly by John Rochon Management, Inc., and Rochon Capital Partners, Ltd. owns 252,807,363 of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, such shares.  Pursuant to a voting agreement between Rochon Capital Partners, Ltd. and The Tamala L. Longaberger Revocable Trust, Rochon Capital Partners, Ltd. has the right, until March 18, 2018, to vote all of the shares held by The Tamala L. Longaberger Revocable Trust.  As reported in a Schedule 13D filed by the trustee of The Tamala L. Longaberger Revocable Trust on June 21, 2013, as of June 14, 2013, The Tamala L. Longaberger Revocable Trust owns 32,500,000 shares.  These 32,500,000 shares are not included in the calculations set forth above.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  The reported shares do not include the 32,500,000 shares subject to the voting agreement described in note (1) above.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage of the 259,557,363 shares calculated based on 488,186,056 shares of Common Stock outstanding as of March 31, 2014. See the first paragraph of Item 5(a) for further information regarding the calculation of ownership percentages reported in this statement.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kelly L. Kittrell

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 259,557,363 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 53.2% (2)

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons (as defined below) and Russell Mack to complete all of the Transactions (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of the 252,807,363 shares of Common Stock (as defined below) that are directly owned by Rochon Capital Partners, Ltd., the 750,000 shares of Common Stock that are owned by John Rochon Management, Inc. and the 3,000,000 shares of Common Stock that are owned directly by Russell Mack.  Does not include the 32,500,000 shares subject to the voting agreement described in Item 5 below.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of those additional shares of Common Stock upon any Second Tranche Closing.

(2) Percentage of the 259,557,363 shares calculated based on 488,186,056 shares of Common Stock outstanding as of March 31, 2014.  See the first paragraph of Item 5(a) for further information regarding the calculation of ownership percentages reported in this statement.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Russell Mack

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 259,557,363 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 53.2% (2)

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons and Kelly L. Kittrell to complete all of the Transactions (as defined below), Russell Mack may be deemed to have beneficial ownership of the 252,807,363 shares of Common Stock (as defined below) that are owned directly by Rochon Capital Partners, Ltd., the 750,000 shares of Common Stock that are owned by John Rochon Management, Inc. and the 3,000,000 shares of Common Stock that are directly owned by Kelly L. Kittrell.  Does not include the 32,500,000 shares subject to the voting agreement described in Item 5 below.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing (as defined below), Russell Mack may be deemed to have beneficial ownership of those additional shares of Common Stock upon any Second Tranche Closing.

(2) Percentage of the 259,557,363 shares calculated based on 488,186,056 shares of Common Stock outstanding as of March 31, 2014. See the first paragraph of Item 5(a) for further information regarding the calculation of ownership percentages reported in this statement.

This Amendment No. 8 to Schedule 13D (this “Amendment”) relating to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc. is filed with the Securities and Exchange Commission (the “Commission”) by Rochon Capital Partners, Ltd., a Texas limited partnership (“Rochon Capital”), John Rochon Management, Inc., a Texas corporation (“Rochon Management”), John P. Rochon (“Rochon” and, together with Rochon Capital and Rochon Management, the “Rochon Reporting Persons”), Kelly L. Kittrell (“Kittrell”) and Russell Mack (“Mack” and, together with the Rochon Reporting Persons and Kittrell, the “Reporting Persons”).  The Rochon Reporting Persons filed an original Schedule 13D (the “Original Schedule 13D”) relating to shares of Common Stock with the Commission on October 9, 2012, and the Original Schedule 13D has been amended by the Reporting Persons as follows (as amended through Amendment No. 7 described below, the “Existing Schedule 13D”):

Amendment No.	Date	Amendment Type

Amendment No. 1	October 9, 2012	Amendment and restatement of the Original Schedule 13D in its entirety
Amendment No. 2	December 14, 2012	Amendment and restatement of Amendment No. 1 in its entirety
Amendment No. 3	January 10, 2013	Amendment and restatement of Amendment No. 2 in its entirety
Amendment No. 4	February 19, 2013	Amendment and restatement of Amendment No. 3 in its entirety
Amendment No. 5	April 19, 2013	Amendment of certain Items of Amendment No. 4 only
Amendment No. 6	June 27, 2013	Amendment of certain Items of Amendment No. 5 only
Amendment No. 7	December 3, 2013	Amendment of certain Items of Amendment No. 6 only

This Amendment is being filed by the Reporting Persons with the Commission to report Rochon Capital’s contribution to CVSL Inc. (for cancellation) of 1,052,117 shares of Common Stock for no cash consideration.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is amended as follows:

The following paragraph is hereby added immediately following the twelfth full paragraph of Item 3 of the Existing Schedule 13D:

Rochon Capital contributed to the Issuer on May 1, 2014 1,052,117 shares of Common Stock, for no consideration, pursuant to an Equity Contribution Agreement, dated effective May 1, 2014, between Rochon Capital and the Issuer (the “Third Equity Contribution”).  Upon completion of the Third Equity Contribution, the Issuer immediately cancelled such shares of Common Stock.

Item 5.        Interest in Securities of the Issuer.

Each of sub-items (a) and (b) of Item 5 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)         For purposes of this statement, the reported beneficial ownership percentages are based on the assumption that there are 488,186,056 shares of Common Stock outstanding.  In addition, as referenced below, certain of the beneficial ownership calculations in this statement include the shares that are subject to the voting agreement between Rochon Capital and The Tamala L. Longaberger Revocable Trust (the “Voting Agreement Shares”).  As reported in a Schedule 13D filed by the trustee of The Tamala L. Longaberger Revocable Trust (the “Trust”) on June 21, 2013, as of June 14, 2013, the Trust owns 32,500,000 shares.

Rochon Capital directly owns 252,807,363 shares of Common Stock and has voting control over such shares of Common Stock, representing (in the aggregate) 51.7% of the current 488,186,056 shares of outstanding Common Stock. If the 32,500,000 shares of Common Stock owned by the Trust over which Rochon Capital has voting control were to be included, Rochon Capital would have voting control over an aggregate 285,307,363 shares of Common Stock, representing 58.4% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Capital will have direct ownership (and, during the effectiveness of the voting agreement described in this Item 5 above, voting control) of a total of 790,190,877 shares of Common Stock, representing 79.6% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon Capital may be deemed beneficially to own the 750,000 shares that are owned directly by Rochon Management as a result of the Distribution and the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon Capital may be deemed beneficially to own an aggregate 259,557,363 shares of Common Stock, or 53.2% of the current 488,186,056 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 796,922,994 shares of Common Stock, representing 80.2% of the Common Stock to be outstanding as of any Second Tranche Closing.  Rochon Capital

disclaims beneficial ownership, however, of the Voting Agreement Shares and any of the shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Rochon Management, Kittrell and Mack.

Rochon Management directly owns 750,000 shares of Common Stock, representing less than 1% of the current 488,186,056 shares of outstanding Common Stock.  Rochon Management, as the sole general partner of Rochon Capital, may be deemed beneficially to own 253,557,363 shares of Common Stock, representing 51.9% of the current 488,186,056 shares of outstanding Common Stock.  If the 32,500,000 shares of Common Stock owned by the Trust over which Rochon Capital has voting control were to be included, Rochon Management would have voting control over an aggregate of 286,057,363 shares of Common Stock, representing 58.6% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing (and inclusive of the Voting Agreement Shares), Rochon Management, individually and as the sole general partner of Rochon Capital, may be deemed beneficially to own a total of 790,870,877 shares of Common Stock, representing 79.6% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon Management may be deemed beneficially to own the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon Management may be deemed beneficially to own an aggregate 259,557,363 shares of Common Stock, or 53.2% of the current 488,186,056 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 796,870,877 shares of Common Stock, representing 80.2% of the Common Stock to be outstanding as of any Second Tranche Closing.  Rochon Management disclaims beneficial ownership, however, of the Voting Agreement Shares and any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Kittrell and Mack.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed beneficially to own 259,557,363 shares of Common Stock, representing 51.9% of the current 488,186,056 shares of outstanding Common Stock.  If the 32,500,000 shares of Common Stock owned by the Trust over which Rochon Capital has voting control were to be included, Rochon would have voting control over an aggregate of 286,057,363 shares of Common Stock, representing 58.6% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing (and inclusive of the Voting Agreement Shares), Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed beneficially to own a total of 790,870,877 shares of Common Stock, representing 79.6% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon may be deemed beneficially to own the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon may be deemed beneficially to own an aggregate 259,557,363 shares of Common Stock, or 53.2% of the current 488,186,056 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 796,870,877 shares of Common Stock, representing 80.2% of the Common Stock to be outstanding as of the Second Tranche Closing.  Rochon disclaims beneficial ownership, however, of the Voting Agreement Shares and any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Kittrell and Mack.

Each of Kittrell and Mack directly owns 3,000,000 shares of Common Stock, representing less than 1% of the current 488,186,056 shares of outstanding Common Stock.  Neither Kittrell nor Mack has any right to receive any additional shares from Rochon Capital at, or as the result of, the Second Tranche Closing.

The Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, so that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Issuer provided for by the Share Exchange Agreement, through any Second Tranche Closing.  Accordingly, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, each of Kittrell and Mack may be deemed beneficially to own an aggregate 259,557,363 shares of Common Stock, representing 53.2% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing (and inclusive of the Voting Agreement Shares), each of Kittrell and Mack, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, may be deemed beneficially to own an aggregate 796,870,877 shares of Common Stock, representing 80.2% of the Common Stock to be outstanding as of the Second Tranche Closing.  The 3,000,000 shares of Common Stock owned of record by each of Kittrell and Mack would represent less than 1% of the Common Stock to be outstanding as of the Second Tranche Closing.

Nevertheless, each of Kittrell and Mack disclaims beneficial ownership of the Voting Agreement Shares and all shares of Common Stock now owned, or to be owned as of the Second Tranche Closing, directly by Rochon Capital and Rochon Management.

There is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the voting or any disposition of the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(b)           Rochon Capital possesses the power to vote or direct the vote of 252,807,363 shares of Common Stock, representing 51.7% of the current 488,186,056 shares of outstanding Common Stock, and has the power to dispose of or direct the disposition of, 252,807,363 shares of Common Stock, representing 51.7% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing (and inclusive of the Voting Agreement shares), Rochon Capital will possess (i) voting power over a total of 790,190,877 shares of Common Stock, representing 79.6% of the shares of Common Stock to be outstanding as of any Second Tranche Closing, and (ii) dispositive power over a total of 757,690,877 shares of Common Stock, representing 76.3% of the shares of Common Stock to be outstanding as of any Second Tranche Closing.

Rochon Management possesses the power to vote or direct the vote of, and the power to dispose of or direct the disposition of, 750,000 shares of Common Stock, representing less than 1% of the current 488,186,056 shares of outstanding Common Stock.  In addition, as the general partner of Rochon Capital, Rochon Management may be deemed to possess the power to vote or direct the vote of 252,807,363 shares of Common Stock, representing 51.7% of the current 488,186,056 shares of outstanding Common Stock, and the power to dispose of or direct the disposition of, 252,807,363 shares of Common Stock, representing 51.7% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing (and inclusive of the Voting Agreement Shares), Rochon Management, individually and as the general partner of Rochon Capital, may be deemed to possess (i) voting power over a total of 790,190,877 shares of Common Stock, representing 79.6% of the shares of Common Stock to be outstanding as of any Second Tranche Closing, and (ii) dispositive power over a total of 757,690,877 shares of Common Stock, representing 76.4% of the shares of Common Stock to be outstanding as of any Second Tranche Closing.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed to possess the power to vote or direct the vote of 253,557,363 shares of Common Stock, representing 51.9% of the current 488,186,056 shares of outstanding Common Stock, and the power to dispose of or direct the disposition of, 253,557,363 shares of Common Stock, representing 51.9% of the current 488,186,056 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing (and inclusive of the Voting Agreement Shares), Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed to possess (i) voting power over a total of 790,190,887 shares of Common Stock, representing 79.6% of the shares of Common Stock to be outstanding as of the Second Tranche Closing, and (ii) dispositive power over a total of 757,690,877 shares of Common Stock, representing 76.4% of the shares of Common Stock to be outstanding as of the Second Tranche Closing.

Each of Kittrell and Mack possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 3,000,000 shares of Common Stock, representing less than 1% of the current 488,186,056 shares of outstanding Common Stock.

Although the Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, there is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

Item 7.        Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended by adding the following Exhibits:

Exhibit 15                                        Equity Contribution Agreement, dated May 1, 2014, between Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2014	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: May 7, 2014	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: May 7, 2014	/s/ John P. Rochon
John P. Rochon

Date: May 7, 2014	/s/ Kelly L. Kittrell
Kelly L. Kittrell

Date: May 7, 2014	/s/ Russell Mack
Russell Mack